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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 1998

                                      OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM       TO      .


                            COMMISSION FILE NUMBER
                                   333-69053

                          HIGH COUNTRY BANCORP, INC.

    SALIDA BUILDING AND LOAN ASSOCIATION 401(k) PROFIT SHARING PLAN & TRUST
         (Name of Issuer of the securities held pursuant to the Plan)


                          130 WEST 2ND, P.O. BOX 309
                            SALIDA, COLORADO 81201
                   (Address of principal executive offices)

                                (719) 539-2516
             (Registrant's telephone number, including area code)
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                             REQUIRED INFORMATION

     ITEM 1.    Not applicable

     ITEM 2.    Not applicable

     ITEM 3.    Not applicable

     ITEM 4. 1997 Return-Report of Employee Benefit Plan (with fewer than 100 participants) prepared in accordance with Section 104(a) (2) (A) of ERISA has been included as Exhibit 1 hereto.

     EXHIBITS

1 -- 1997 Return-Report of Employee Benefit Plan (with fewer than 100 participants)
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                                  SIGNATURES

THE PLAN Pursuant to the requirements of the Securities Exchange Act of 1934, the Salida Building and Loan 401(k) Profit Sharing Plan & Trust has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Salida, State of Colorado, on the 23rd day of December, 1998

                    SALIDA BUILDING AND LOAN 401(k) PROFIT SHARING PLAN & TRUST


                    By:    /s/ Larry D. Smith
                           ------------------------------
                    Name:  Larry D. Smith
                    Title: Administrator